

Mail Stop 3561

November 18, 2015

David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

> **Re:** **Astronics Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 000-07087**

Dear Mr. Burney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Principles and Practices

Revenue and Expense Recognition, page 35

1. If revenue from multiple element arrangements was material to fiscal 2014 or becomes material in future periods, please revise to disclose all of the applicable information in ASC 605-25-50-2.

2. Additionally, we note that you recognized revenue from services during fiscal 2014. If service revenue or service cost of revenue is greater than 10% of total revenue or cost of

revenue, please revise your Consolidated Statements of Operations to separately disclose product and service revenue and their respective costs pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure